U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

April 15, 2020

VIA EDGAR TRANSMISSION

Ms. Elena Stojic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:    Trust for Professional Managers (the “Trust”)
Registration Statement on Form N-14: 333-237042

Dear Ms. Stojic,

The purpose of this letter is to respond to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Trust’s Registration Statement on Form N-14 (the “Proxy Statement/Prospectus”) filed with the Commission on March 10, 2020 with respect to the reorganization of the Lazard US Realty Equity Portfolio (the “Target Fund”), a series of The Lazard Funds, Inc. (“LFI”), and Terra Firma US Concentrated Realty Equity Fund (the “Acquiring Fund”), a series of the Trust (the “Reorganization”).

For your convenience in reviewing the Trust’s responses, your comment is included in bold typeface immediately followed by the Trust’s response. The Trust believes that the responses below fully address all of the Staff comments.

General

1.
Staff Comment: When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Proxy Statement/Prospectus or the Trust’s Post-Effective Amendment (“PEA”) to the Trust’s Registration Statement on Form N-1A relating to the registration of the Acquiring Fund.

Response: Where applicable, the Trust will update similar disclosure in the Proxy Statement/Prospectus and the PEA to respond to the Staff’s comments.

Cover

2.	Staff Comment: The Proxy Statement/Prospectus must be delivered to shareholders by mail and may not be delivered electronically.

Response: The Trust confirms that the Proxy Statement/Prospectus will be delivered by mail.

Questions and Answers

Question: What is the purpose of the Reorganization?

3.	Staff Comment: Please provide additional detail to explain the meaning of the phrase “leverage its resources for the particular benefit of the Acquiring Fund” in the third sentence.

Response: The Trust undertakes to revise the referenced disclosure to remove the phrase “leverage it resources for the particular benefit of the Acquiring Fund”.

Question: How will the Reorganization work?

4.
Staff Comment: Explain supplementally the difference in the Target Fund and Acquiring Fund names. Please also explain why “concentrated” has been added to the Acquiring Fund name and if it will indicate a difference from the Target Fund’s investment strategy.

Response: The Trust responds supplementally by stating that the use of the term “concentrated” in the Acquiring Fund’s name is not meant to indicate that the Acquiring Fund’s investment strategies differ from that of the Target Fund. The Trust notes that the investment strategies of the Target Fund and the Acquiring Fund are materially identical and the target number of portfolio holdings of the Target Fund and the Acquiring Fund will be materially similar. Historically the Target Fund has been managed on a more concentrated basis than its peers and, as a result, the term “concentrated” has been incorporated in the Acquiring Fund’s name for descriptive purposes.

Question: How will the Reorganization affect the fees and expenses I pay as a shareholder of the Target Fund?

5.
Staff Comment: In paragraph three of the Answer, please remove “or less” from the penultimate sentence since the last sentence of the paragraph states that the gross expense ratio of the Acquiring Fund is estimated to be higher than the gross expense ratio of the Target Fund.

Response: The Trust undertakes to make the requested revision.

Proxy Statement / Prospectus – Cover

6.	Staff Comment: Please include hyperlinks for all documents that will be incorporated by reference.

Response: The Trust undertakes to make the requested revisions.

7.	Staff Comment: Please explain why the Statement of Additional Information is included as an Appendix to the Proxy Statement/Prospectus.

Response: The Trust responds supplementally by noting that the Statement of Additional Information for the Acquiring Fund in the Trust’s Registration Statement on Form N-1A will not be effective at the time the Proxy Statement/Prospectus is mailed to the shareholders of the Target Fund. Therefore, the Statement of Additional Information is included as Appendix E to the Proxy Statement/Prospectus because it cannot be incorporated by reference and thus it will be mailed to the shareholders of the Target Fund with the Proxy Statement/Prospectus.

8.
Staff Comment: Please remove the following sentence as it is not necessary: “Additional information about the Acquiring Fund that will be included in the Acquiring Fund’s Prospectus and Statement of Additional Information, when available, is included in Appendix D and Appendix E to this Proxy Statement/Prospectus.”

Response: The Trust undertakes to make the requested revision.

9.	Staff Comment: Please explain how the Proxy Statement/Prospectus will be delivered to shareholders. There are conflicting statements pertaining to delivery.

Response: The Trust responds by confirming that the Proxy Statement/Prospectus will be delivered by mail and undertakes to revise the Proxy Statement/Prospectus accordingly.

To Approve the Agreement and Plan of Reorganization – Overview of the Proposed Reorganization

10.
Staff Comment: Please ensure that the language in paragraph two pertaining to the objectives and strategies is consistent throughout the N-14 and explain any differences. We note that in some sections it states the strategies are “identical” and in other sections “materially identical”.

Response: The Trust responds supplementally by confirming that the Acquiring Fund’s investment objective is identical to that of the Target Fund and the Acquiring Fund’s investment strategies are materially identical to those of the Target Fund. The Trust undertakes to ensure that the references to the investment objectives and investment strategies are consistent throughout the Proxy Statement/Prospectus.

To Approve the Agreement and Plan of Reorganization – Effect of the Reorganization

11.	Staff Comment: This section should include a synopsis of the strategies and risks, and highlight any differences using a narrative discussion.

Response: The Trust undertakes to make the requested revision.

12.
Staff Comment: Supplementally explain if Lazard Asset Management LLC (“LAM”) is entitled to recoup any previously waived fees or reimbursed expenses. If any agreement is in place, confirm that LAM will not receive any such payments after the Reorganization.

Response: The Trust responds supplementally by confirming that LAM is not entitled to recoup any previously waived fees or reimbursed expenses.

Summary Comparison of the Funds – Fees and Expenses

13.	Staff Comment: State in the disclosure that the fees and expenses are current as of a certain date.

Response: The Trust undertakes to make the requested revision.

Summary Comparison of the Funds – Performance Information

14.	Staff Comment: Following the Average Annual Total Returns table, provide information about the secondary index per Item 4(b)(2) of Form N-1A.

Response: The Trust undertakes to make the requested revision.

Summary Comparison of the Funds – Comparison of Principal Investment Objectives, Strategies, and Policies

15.	Staff Comment: Provide a brief narrative summary of the investment objectives and strategies.

Response: The Trust undertakes to make the requested revision.

16.
Staff Comment: Explain how the Acquiring Fund strategy in row four of the table in the Summary Comparison of the Funds - Comparison of Principal Investment Objectives, Strategies and Policies section regarding “macroeconomic analysis and property sector research” is different from that of the Target Fund.

Response: The Trust responds supplementally by explaining that the only differences are the references to “portfolio managers” in the Acquiring Fund column and “LAM” in the Target Fund column.

17.	Staff Comment: As the Acquiring Fund concentrates in real estate, add disclosure regarding concentration to the strategy and risk discussions.

Response: The Trust respectfully declines to make the requested revision and responds supplementally by directing the Staff to the investment strategy disclosure which states that, under normal circumstances, the Fund invests at least 80% of its assets in equity securities (including common, convertible and preferred stocks) of US Realty Companies, as well as certain synthetic instruments related to US Realty Companies. “Realty Companies” are defined to include real estate-related companies of any size including, but not limited to, REITs, real estate operating or service companies and companies in the homebuilding, lodging and hotel industries, as well as companies engaged in the natural resources and utility industries, and other companies whose investments, balance sheets or income statements are real estate-intensive (i.e., the company’s actual or anticipated revenues, profits, assets, services or products are related to real estate including, but not limited to, the ownership, renting, leasing, construction, management, development or financing of commercial, industrial or residential real estate). The Trust also notes that the disclosure under “Realty Companies, Real Estate Investments and REITs Risk” includes disclosure regarding the risks related to the Fund’s concentrated investments in Realty Companies.

18.	Staff Comment: In the last section of the table regarding cash reserves and money market funds, state that this is only for temporary defensive measures.

Response: The Trust undertakes to make the requested revision.

Summary Comparison of the Funds – Comparison of Principal Risks of Investing in the Funds

19.
Staff Comment: Revise and/or reorganize the risks to show which risks are the same between the Funds, and then show any differences between the Funds and discuss in the synopsis. For any risks that are identical, include summary language to clarify.

Response: The Trust undertakes to make the requested revisions.

20.
Staff Comment: Revise the Market Risk to discuss significant market events that have occurred since the Proxy Statement/Prospectus was filed and discuss the impact on markets. Please explain, supplementally, if no additional risk disclosure is included.

Response: The Trust undertakes to make the requested revision.

21.	Staff Comment: Revise the Other Equity Securities Risk to discuss significant market events that have occurred and discuss impact of markets.

Response: The Trust responds supplementally by confirming that the Market Risk disclosure will be revised to discuss significant recent market events.

22.	Staff Comment: Revise the Non-US Securities Risk to reflect current Brexit conditions.

Response: The Trust undertakes to make the requested revision.

23.	Staff Comment: Revise the Monetary Policy, Political and Legislative Risk to reflect current market conditions, including interest rates.

Response: The Trust undertakes to make the requested revision.

24.	Staff Comment: Revise the Mortgage-Related and Asset-Backed Securities Risk to disclose sub-prime risk if applicable.

Response: The Trust respectfully declines to make the requested revision and supplementally confirms that sub-prime risk is not applicable.

Summary Comparison of the Funds – Comparison of Funds’ Investment Restrictions and Limitations

25.	Staff Comment: Please include a comparison of each Fund’s fundamental investment restrictions and limitations, showing each Fund’s policy.

Response: The Trust undertakes to make the requested revision.

Summary Comparison of the Funds – Comparison of Other Service Providers

26.	Staff Comment: Please include the name of the Acquiring Fund’s auditor in the table.

Response: The Trust undertakes to make the requested revision.

Summary Comparison of the Funds – Comparison of Purchase and Redemption of Shares

27.	Staff Comment: Please specify if the minimum subsequent investment amount applies to both share classes of the Acquiring Fund.

Response: The Trust responds by supplementally confirming that the minimum subsequent investment amount for the Acquiring Fund’s Institutional Class and Open Class shares is $50. The Trust undertakes to revise the disclosure accordingly.

28.	Staff Comment: Please provide supplementally the basis for the $2,500 account balance threshold.

Response: The Trust responds by supplementally noting that it will reduce the account balance threshold for the Acquiring Fund from $2,500 to $1,000 (which is consistent with the account balance threshold for the Target Fund) and is revising the disclosure accordingly.

Summary Comparison of the Funds – Board Considerations

29.	Staff Comment: Please provide the LFI Board Considerations and include material factors which form the basis for the recommendation of the LFI Board’s approval of the merger.

Response: The Trust undertakes to make the requested revision.

Summary Comparison of the Funds – Key Information About the Proposed Reorganization

30.	Staff Comment: Please change the second sentence to: “Material provisions of the Plan are summarized below; however, for more information please refer to Appendix A.”

Response: The Trust undertakes to make the requested revision.

Summary Comparison of the Funds – Key Information About the Proposed Reorganization – The Plan

31.	Staff Comment: Please discuss whether payments are being made to LAM, and whether the LFI Board has considered any such payments in its decision.

Response: The Trust confirms supplementally that no payments are being made to LAM in connection with the Reorganization

32.	Staff Comment: Please disclose the anticipated cost of the proxy solicitation as required by Schedule 14A.

Response: The Trust undertakes to include the anticipated cost of the proxy solicitation.

33.	Staff Comment: Please remove the reference regarding the waiver of conditions in the third paragraph, as they cannot be waived.

Response: The Trust undertakes to make the requested revision in the first sentence and will clarify in the second sentence that only certain conditions may be waived.

34.	Staff Comment: Please confirm the language in this section tracks Section 15(f) of the 1940 Act.

Response: The Trust undertakes to make the requested revision.

35.	Staff Comment: In the discussion pertaining to Section 15(f), please also reference LAM.

Response: The Trust undertakes to make the requested revision.

Summary Comparison of the Funds – Key Information About the Proposed Reorganization – Capitalization

36.	Staff Comment: Please complete the capitalization table.

Response: The Trust undertakes to include a complete capitalization table.

Summary Comparison of the Funds – Voting Information – Effect of Abstentions and Broker “Non-Votes”

37.	Staff Comment: Please delete the broker non-vote discussion as it is not applicable here since non-votes cannot be counted toward the quorum.

Response: The Trust undertakes to revise the referenced disclosure as follows:

“All proxies voted, including abstentions, will be counted toward establishing a quorum. Accordingly, abstentions will have the same effect as votes against the proposal. As the only proposal on the agenda is a non-routine item, there will not be any broker non-votes.”

Appendix A – Form of Agreement and Plan of Reorganization

38.	Staff Comment: Please provide a copy of the signed agreement.

Response: The Trust undertakes to include a conformed copy of the executed Agreement and Plan of Reorganization in Appendix A.

Appendix E – Statement of Additional Information

39.	Staff Comment: Please include an updated Statement of Additional Information.

Response: The Trust undertakes to include an updated Statement of Additional Information in Appendix E.

Part C – Other Information

40.
Staff Comment: Please fully state in Item 15 the effect of any contract or arrangement that may indemnify any director or officer, and include a summary of what is disclosed in Article 10 of the Trust’s Declaration of Trust.

Response: The Trust undertakes to add the requested disclosure in Item 15.

41.	Staff Comment: Please include hyperlinks in Item 16.

Response: The Trust undertakes to include hyperlinks to the exhibits in Item 16.

42.	Staff Comment: Please include a new Power of Attorney Form specific to the Proxy Statement/Prospectus.

Response: The Trust respectfully declines to include a new Power of Attorney. The Trust directs the Staff to the Power of Attorney incorporated by reference in the Proxy Statement/Prospectus, which explicitly includes the power and authority to execute and file registration statements on Form N-14.

43.	Staff Comment: Please include final agreements and not “form of” copies.

Response: The Trust undertakes to include copies of the final agreements in the filing.

44.	Staff Comment: Please include the final proxy card.

Response: The Trust undertakes to include the final proxy card in the filing.

* * * * * *

If you have any questions regarding the enclosed, please do not hesitate to contact Jay Fitton at (513) 629-8104.

Very truly yours,

/s/ John P. Buckel

John P. Buckel
President and Principal Executive Officer Trust for Professional Managers